# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sphere Entertainment Co., CIK 0001795250
CUSIP: 55826T102
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Date of event which requires filing of this statement: 09/08/2025
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Quentin W. Wiest, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,638,933; shared voting power 2,028,531; sole dispositive power 1,638,933; shared dispositive power 2,028,531; aggregate amount beneficially owned 3,667,464 (11.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,622,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan (CIK 0000933029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 29,355; shared voting power 1,204,735; sole dispositive power 29,355; shared dispositive power 1,204,735; aggregate amount beneficially owned 1,234,090 (4.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,688,893 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,632; shared voting power 3,674,847; sole dispositive power 18,632; shared dispositive power 3,674,847; aggregate amount beneficially owned 3,693,479 (11.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,369,687 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,606; shared voting power 1,233,751; sole dispositive power 11,606; shared dispositive power 1,233,751; aggregate amount beneficially owned 1,245,357 (4.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,713,228 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,419; shared voting power 1,139,615; sole dispositive power 10,419; shared dispositive power 1,139,615; aggregate amount beneficially owned 1,150,034 (3.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,783,885 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan (CIK 0000932963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,075; shared voting power 56,947; sole dispositive power 1,075; shared dispositive power 56,947; aggregate amount beneficially owned 58,022 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as Trustee of certain trusts described herein (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 192; shared voting power 3,681,867; sole dispositive power 192; shared dispositive power 3,681,867; aggregate amount beneficially owned 3,682,059 (11.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,221,008 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as Trustee of certain trusts described herein (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,453; shared voting power 4,277,198; sole dispositive power 3,453; shared dispositive power 4,277,198; aggregate amount beneficially owned 4,280,651 (13.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,652,972 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, as a Trustee of certain trusts described herein (CIK 0001025983): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 46,607; shared voting power 1,506,024; sole dispositive power 46,607; shared dispositive power 1,506,024; aggregate amount beneficially owned 1,552,631 (5.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,429,259 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 535,276; shared voting power 0; sole dispositive power 535,276; shared dispositive power 0; aggregate amount beneficially owned 535,276 (1.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,355,665 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 474,339; shared voting power 0; sole dispositive power 474,339; shared dispositive power 0; aggregate amount beneficially owned 474,339 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 960,498; shared voting power 0; sole dispositive power 960,498; shared dispositive power 0; aggregate amount beneficially owned 960,498 (3.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,053,283; shared voting power 0; sole dispositive power 1,053,283; shared dispositive power 0; aggregate amount beneficially owned 1,053,283 (3.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 716,156; shared voting power 0; sole dispositive power 716,156; shared dispositive power 0; aggregate amount beneficially owned 716,156 (2.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,157,316 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 621,308; shared voting power 0; sole dispositive power 621,308; shared dispositive power 0; aggregate amount beneficially owned 621,308 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 653,144; shared voting power 0; sole dispositive power 653,144; shared dispositive power 0; aggregate amount beneficially owned 653,144 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 578,498; shared voting power 0; sole dispositive power 578,498; shared dispositive power 0; aggregate amount beneficially owned 578,498 (2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,294,974 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (CIK 0001505855): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,947; shared voting power 0; sole dispositive power 56,947; shared dispositive power 0; aggregate amount beneficially owned 56,947 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust (CIK 0001723920): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne E. Dolan Weber 2012 Descendants Trust (CIK 0001564760): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,948; shared voting power 0; sole dispositive power 56,948; shared dispositive power 0; aggregate amount beneficially owned 56,948 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,806 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust (CIK 0001564761): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,947; shared voting power 0; sole dispositive power 56,947; shared dispositive power 0; aggregate amount beneficially owned 56,947 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: Sphere Entertainment Co.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Comment:
This Amendment No. 6 to Schedule 13D ("Amendment No. 6") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Sphere Entertainment Co. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") and (iii) the Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust") to report, among other things, that (a) the CFD 2009 Trust is no longer a Group Member as a result of transferring all of its shares of Class B Common Stock to certain Group Members, (b) the addition of Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Marianne E. Dolan Weber 2012 Descendants Trust and the Kathleen M. Dolan 2012 Descendants Trust as Group Members (collectively, the "New Group Members") and (c) changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of certain matters, in each case, as described in Item 3.

The Schedule 13D filed by the original Reporting Persons on April 24, 2020, as amended and supplemented by Amendment No. 1 filed on March 30, 2021, Amendment No. 2 filed on July 14, 2021, Amendment No. 3 filed on March 1, 2024,Amendment No. 4 filed on December 31, 2024 and Amendment No. 5, filed on February 4, 2025 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below in this Amendment No. 6.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2(a) is hereby amended and restated to read in its entirety as follows:

The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Patrick F. Dolan; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; the Marianne E. Dolan Weber 2012 Descendants Trust and the Kathleen M. Dolan 2012 Descendants Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney and the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust") and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney, each of the 2009 Family Trusts and the Kathleen M. Dolan 2012 Descendants Trust, and Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan.
Residence or business address:
The disclosure in Item 2(b) is hereby amended by removing the information related to the CFD 2009 Trust and adding the New Group Members at the end thereof as follows:

The business address of Patrick F. Dolan is c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Marianne E. Dolan Weber 2012 Descendants Trust is a trust established under the laws of the State of New York for the benefit of the descendants of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Kathleen M. Dolan 2012 Descendants Trust is a trust established under the laws of the State of Vermont for the benefit of the descendants of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.
Present principal occupation or employment:
The disclosure in Item 2(c) is hereby amended by adding the following at the end thereof:

Patrick F. Dolan is a director of AMC Networks Inc. ("AMC"). AMC's principal business address is 11 Penn Plaza, New York, New York 10001.
Criminal convictions in the last five years:
The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

No New Group Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

No New Group Member has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The disclosure in Item 2(f) is hereby amended by adding the following at the end thereof:

Patrick F. Dolan is a citizen of the United States. The New Group Members that are trusts are organized in the jurisdiction set forth in Item 2(b).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On September 8, 2025, the CFD 2009 Trust transferred an aggregate of 341,684 shares of Class B Common Stock to certain Group Members, as indicated in the table below, in partial repayment of promissory notes. The transferred shares constituted all of the shares of Common Stock held by the CFD 2009 Trust. For purposes of repayment of the promissory notes, the transferred shares were valued at $52.2025 per share, the mean of the high and low trading price for the Class A Common Stock on September 8, 2025.

Number of Shares of Class B
Common Stock Transferred
Transferee to Transferee
James L. Dolan 56,947
Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan 56,948
Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan 56,947
Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney 10,250
Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney 46,697
Marianne E. Dolan Weber 2012 Descendants Trust 56,948
Kathleen M. Dolan 2012 Descendants Trust 56,947

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

The information contained in Item 3 of this Amendment No. 6 is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of September 8, 2025, the Group Members may be deemed to beneficially own an aggregate of 8,787,042 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,920,288 shares of Class A Common Stock (inclusive of exercisable options, restricted stock units vesting within 60 days of the date hereof and shares held by the Dolan Family Foundation, for which certain Group Members serve as director), and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.6% of the total shares of Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 58,744 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that each such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 28,503,635 outstanding shares of Class A Common Stock as of September 3, 2025, which is based on (i) 29,132,663 outstanding shares of Class A Common Stock as of July 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on August 11, 2025, adjusted to reflect (ii) the Issuer's repurchase of 629,028 shares of Class A Common Stock, as reported by the Issuer in a press release dated September 3, 2025.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 6, which are incorporated by reference. See Exhibit A for supplemental information regarding the beneficial ownership of Class A Common Stock by the Group Members and the other individuals who are not Group Members but are trustees of trusts that are Group Members. See Exhibit B for additional information regarding the Reporting Persons that are trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above, Exhibit A and Exhibit B.
Transactions in the class effected during the past sixty days: Other than as disclosed herein, there were no transactions in the Class A Common Stock effected during the past sixty days by the persons named in response to Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As further described in Item 3, as of September 8, 2025, the CFD 2009 Trust ceased to be a beneficial owner of Common Stock and a Group Member.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in the section of Item 6 entitled "THE CLASS B STOCKHOLDERS AGREEMENT" is hereby amended by adding the following sentence after the last paragraph of such subsection:

As of September 8, 2025, the CFD 2009 Trust ceased to be a party to the Class B Stockholders' Agreement and the New Group Members became parties to such agreement.

The disclosure in the section of Item 6 entitled "REGISTRATION RIGHTS AGREEMENTS" is hereby amended by adding the following sentence after the last paragraph of such subsection:

As of September 8, 2025, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Marianne E. Dolan Weber 2012 Descendants Trust and the Kathleen M. Dolan 2012 Descendants Trust each became a party to the Dolan Affiliates Agreement with respect to the shares of Class B Common Stock received from the CFD 2009 Trust, provided that the shares of Class B Common Stock received by the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney are subject to the additional restrictions contained in the Dolan Children Trusts Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by replacing all exhibits in the series of exhibits related to Exhibit A and Exhibit B and adding Exhibit C.2 and Exhibit D in appropriate order as follows:

Exhibit A: Supplemental Beneficial Ownership Information

Exhibit B: Amended and Restated Trust and Beneficiary List

Exhibit C.2: Power of Attorney for each of Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Marianne E. Dolan Weber 2012 Descendants Trust and the Kathleen M. Dolan 2012 Descendants Trust

Exhibit D: Joint Filing Agreement, dated September 10, 2025.

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (09/10/2025)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (09/10/2025)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (09/10/2025)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (09/10/2025)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (09/10/2025)
- Patrick F. Dolan: /s/ Dennis H. Haver, Dennis H. Javer as Attorney-in-Fact (09/10/2025)
- Corby Dolan Leinauer, as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (09/10/2025)
- Mary S. Dolan, as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (09/10/2025)
- Paul J. Dolan, as a Trustee of certain trusts described herein: /s/ Paul J. Dolan, Paul J. Dolan (09/10/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (09/10/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (09/10/2025)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (09/10/2025)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (09/10/2025)
- Charles F. Dolan 2009 Revocable Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (09/10/2025)
- Marianne E. Dolan Weber 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Richard Baccari, Trustee (09/10/2025)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (09/10/2025)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (09/10/2025)